[Locke Liddell & Sapp Letterhead]
December 20, 2005
Ms. Elaine Wolff
Legal Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Desert Capital REIT, Inc. Form S-11 Registration No. 333-128885 Filed on October 7, 2005
Dear Ms. Wolff:
     Set forth below are the responses of Desert Capital REIT, Inc. (the “Company”) to the Commission’s comment letter dated October 25, 2005.
     For your convenience, the Commission’s comments have been repeated herein in bold font, with the Company’s response immediately following each of the Commission’s comments.
General
1.	Please advise us how you complied with the reporting requirements under Rule 3-05 of Regulation S-X regarding your acquisition of Desert Capital.
We believe that the Commission’s concern is the reporting requirements regarding the Company’s acquisition of Consolidated Mortgage, LLC (“Consolidated Mortgage”). On October 11, 2005, the Company filed a Form 8-K disclosing the completion of the acquisition and the audited financial statements of Consolidated Mortgage for 2004 and 2003. On October 27, 2005, the Company filed a Form 8-K/A disclosing the unaudited pro forma consolidated financial statements. On December 2, 2005, the Company filed a Form 8-K/A disclosing unaudited interim financial statements of Consolidated Mortgage.
The Advisory Agreement, page 8
2.	You state on page F-12, that at the time you entered into your agreement to acquire Consolidated Mortgage, Burton had a management agreement in place with Consolidated Mortgage. You also state that pursuant to that management agreement Burton is paid a management fee equal to 33% of Consolidated Mortgage’s pre-tax net income. Please advise us whether you continue to pay Burton this management fee since the acquisition. If so, please revise this section to note this fact.

December 20, 2005

The Company’s statement on page F-12 was incorrect. The management agreement that was in place at the time the Company purchased Consolidated Mortgage was in fact with ARJ Management, Inc., and not with Burton. Therefore, the Company has not added disclosure under “The Advisory Agreement” regarding payment of the management fee. However, the Company has added disclosure under “Business — Acquisition of Consolidated Mortgage,” “Conflicts of Interest — Relationship with ARJ,” “Certain Relationships and Related Transactions — Acquisition of Consolidated Mortgage” and “Certain Relationships and Related Transactions — Management Agreement” regarding the existence of the management agreement with ARJ Management, Inc. and that the management fee due under the agreement continues to be paid. ARJ Management, Inc. is owned by Todd Parriott and his father, Phillip Parriott.
Distribution Policy, page 30
3.	Please provide us with a discussion regarding your distributions for each period in comparison to the cash flow from operating activities for each respective period as reported in the statement of cash flows. If the cash flows from operating activities were insufficient to pay the distribution for any period, disclose the dollar amount of the deficiency and the alternative source of cash used to fund the distribution. Alternative sources would include such items as borrowings from related parties, bank borrowings, proceeds from loan sales, proceeds from equity offerings etc.
Response
The Company has included the following disclosure in the Pre-Effective Amendment No. 1 to the Registration Statement on Form S-11 (the “Amendment”) under the heading “Distribution Policy”:
Set forth below are the cash dividends we have paid during each quarter and the cash (used by)/from operating activities. Sources of funds for dividends paid in the fourth quarter of 2004 and the first quarter of 2005 included proceeds from our initial equity offering.

			Cash From
Quarter	Cash Dividends Paid (1)		Operating Activities
Fourth Quarter, 2004	$89,061		$70,194
First Quarter, 2005	285,305		181,916
Second Quarter, 2005	540,481		2,836,548
Third Quarter, 2005	854,769		1,664,069
Fourth Quarter, 2005	871,806	(2)	(3)

(1)	Does not include dividends that were paid pursuant to our DRIP in shares of our common stock.

(2)	Represents cash dividends paid in October and November.

(3)	Not available as of the date of the filing.
Acquisition of Consolidated Mortgage, page 37
4.	You state that “[a]pproximately two-thirds of earnings generated by Consolidated Mortgage...will flow through to us.” Please revise to note to whom or what the remaining one-third of the earnings will go.

December 20, 2005

The Company has revised this disclosure to indicate that the remaining one-third of pre-tax net income will be paid to ARJ Management, Inc. in accordance with the terms of the management agreement in place at the time of the acquisition of Consolidated Mortgage.
5.	You state that you paid 3.4 times earnings for Consolidated Mortgage, thereby creating the potential of up to a 40% return on investment. Please revise to note how paying 3.4 times earnings for Consolidated Mortgage can create the potential of up to a 40% return on investment.
The Company has revised the disclosure in the Amendment as requested.
     To expedite your review, we are sending to you via FedEx marked copies of the amendment, showing the changes made since the initial filing. We understand that the Commission may have additional comments after reviewing our amendment and responses.
     Should you have any questions regarding the above responses, please do not hesitate to contact the undersigned at (214) 740-8000.
Sincerely,
/s/ Gina E. Betts
Gina E. Betts

cc: David Roberts, Securities and Exchange Commission Todd B. Parriott, Desert Capital REIT, Inc.